Mail Stop 3561

October 3, 2006

Polly G. Sack
General Counsel
GateHouse Media, Inc.
350 Willowbrook Office Park
Fairport, New York 14450

      Re: GateHouse Media, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed September 26, 2006
              File No. 333-135944

Dear Ms. Sack:

      We have reviewed your responses to the comments in our letter dated September 15, 2006 and have the following additional comments.

Management's Discussion & Analysis, page 39

1. We note from your response to our prior comment 7 and your revised disclosure on page 44 that in connection with the offering, certain of your employees and directors will be receiving RSFs equal in value to $4.4 million, based on the fair market value of your shares on the date of grant. Please tell us, and include in your disclosure, how you will determine fair market value on the date of grant. Also, we note your disclosure that each of your independent directors will be granted RSGs having a fair market value as of the date of grant of $.3 million and certain employees will be granted a number of restricted shares of common stock for a total value of $3.2 million based on the fair market value at the date of grant. Please clarify your disclosure to indicate if these grants to the independent directors and certain employees which total $3.5 million are included in the total $4.4 million value disclosed in the first sentence of the fourth paragraph on page 44, or if these grants are in addition to the $4.4 million. If the amounts are included in the $4.4 million, please explain in your disclosure the nature of the remaining $.9 million of RSGs that will be granted in connection with the offering.

Critical Accounting Policies
Valuation of Privately-Held Company Equity Securities Issued as Compensation, pages
41 and F-59

2. We note from your response to our prior comment 8 that you believe the multiple
of the levered cash flow forecasted for 2006 is below the median multiple of the
group of selected comparable companies. Please tell us how you determined or
calculated the amount of each multiple used in the valuation, as presented on your
discounted cash flow analysis. Also, please tell us the amount of the median
multiple of the comparable group and further explain the difference between the
multiple used in your valuation and the median multiple of the comparable group.
Additionally, please explain to us how you determined the revenue amount used
for the 2005 PF Base in your discounted cash flow analysis as it appears to be
significantly higher than the amount included in the unaudited pro forma
statement of operations for the year ended December 31, 2005 included elsewhere
in the filing.

Also, we believe your discussion in MD&A and the notes to the financial
statements should be revised to include the amounts of the significant
assumptions used in your valuation, such as amount of the revenue growth rate,
adjusted EBITDA rate, discount rate and any multiples used in the valuation.
Further, to the extent that that the expected public offering price of your shares is
greater than the $15.01 value determined by management, please revise MD&A
to explain the factors responsible for any difference between the $15.01 per share
and your expected public offering price. We may have further comment upon
receipt of your response.

3. Revise the discussion on pages 41 and 42 to explain why management did not
obtain a contemporaneous valuation by an unrelated valuation specialist with
respect to the restricted shares granted during 2006.

Liquidity and Capital Resources, page 49

4. We note from your response to our prior comment 11 and your revised disclosure
in the Liquidity and Capital Resources section of MD&A that your discussion of
the historical cash flows of Gatehouse Media Inc. focuses on the six months
ended June 30, 2006 as compared to the period January 1, 2005 to June 6, 2005.
In light of the significance of the amounts in the period from June 6, 2005 to June
30, 2005, please revise your discussion to include this period and related amounts
in your comparison of the six months ended June 30, 2006 to the comparable
prior year period. Also, please revise your disclosure to include a discussion of
the internal and external sources of liquidity in fiscal 2005 and 2004 and to
include a discussion of any material changes in financial position from the end of

the most recent fiscal year to the date of the most recent interim balance sheet provided. See Item 303(b)(1) of Regulation S-K.

5. We note that your liquidity and capital resources section includes separate discussions of the historical cash flows of CP Media and Enterprise NewsMedia LLC. As these entities were not part of the consolidated entity during the periods discussed (fiscal years 2005 and 2004 and the nine months ended April 2, 2006 for CP Media) and do not accurately portray the ongoing operations of GateHouse, we do not believe that such a presentation is appropriate without discussing the cash flows of those entities in the context of the consolidated entity and how they will affect the operations of the consolidated entity in the future. Within the framework of the liquidity discussion of the consolidated entity, we encourage a discussion of your cash flows and capital structure as it would have been if the merger and acquisitions had occurred at the beginning of the periods presented.   However, your discussion should be clear as to the nature of amounts that are based on historical or actual results and the amounts that are discussed on a pro forma basis. Please revise your disclosures accordingly.

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2005, the six months ended June 30, 2006 and the six months ended June 30, 2005

Note (D) Adjustments, page F-9

6. We note from your response to our prior comment 15, and your revised disclosure in Note (D), that the pro forma compensation expense is related to restricted shares issued to directors immediately following the offering with a total expected value of $1.2 million. We note from your disclosure on page 44 in MD&A, however that in connection with the offering you plan to issue restricted shares to employees and directors with a total value of $4.4 million. We would expect that the total amount of shares issued to employees and directors with a value of $4.4 million would be the amount used to determine the pro forma compensation expense. Please advise or revise your disclosures accordingly.

7. We note from your response to our prior comment 15, and your revised disclosure in Note (D)(2), that the pro forma depreciation expense due to the Merger includes the expense related to $5,155 of intangibles acquired post-merger. Please explain in your disclosure the nature of these intangibles and why you believe it is appropriate to include them in this pro forma adjustment. As part of your response, please explain why you believe this adjustment is directly attributable to the merger transaction as required by Rule 11-02(b)(6) of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-18

8. Please remove the restrictive legend that precedes the Independent Auditor's Report and complete the exception note as to the date of the accountant's report.

GateHouse Media Inc. Audited Financial Statements for the year ended December 31, 2005
Consolidated Statements of Cash Flows, page F-19

9. We note from your response to our prior comment 23 that you continue to believe that the redemption of the New Senior Debentures is appropriately presented as a financing activity on the statement of cash flows. We continue to believe, however that any amounts that initially related to interest accrued on either the Senior Discount Debentures or 11 5/8% Senior Debentures should be presented as an adjustment to reconcile net income (loss) to net cash from operating activities at the time they are redeemed. We acknowledge that the change in basis affected the continuity of valuation of certain assets. However, we do not believe that this change affected the continuity of underlying components of the debt or of presentation of your operating cash flows. Neither the debenture exchange that occurred on February 28, 2005 nor the change in basis that occurred on June 5, 2005 should affect the reporting of the cash flows related to the eventual payment of the interest incurred on debt. In light of the requirement to present both predecessor and successor periods, we also believe that it is appropriate to classify the repayment of accrued interest as an operating activity since the predecessor periods reflect the benefit to operating cash flows of adjusting for its initial non-cash nature. Please revise your statements of cash flows to reclassify the amount of the senior debentures extinguished that related to interest accrued on either the Senior Discount Debentures or 11 5/8% Senior Debentures from August 1, 2003 to the time the debentures were extinguished, as an adjustment to reconcile net income (loss) to net cash from operating activities.

Note (1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies
(a) Description of Business, page F-24

10. We note from your response to our prior comment number 26 that for purposes of performing your impairment analysis with respect to goodwill and mastheads, the company's reporting units do not have sufficiently similar economic characteristics and as such represent reporting units pursuant to SFAS No.142. We also note from your response that the reporting units are one level below the company's operating segment, have discrete financial information and are comprised of a number of publications in a particular geographic area.

Given that the company's reporting units are not considered sufficiently similar in terms of their economic characteristics for purposes of aggregating them for your impairment analysis pursuant to SFAS No.142, please explain in detail why you believe that your various publications are economically similar and should be aggregated into a single segment for segment reporting purposes in accordance with paragraph 17 of SFAS No.131 as indicated in Note 1 on page F-24. Please note that footnote 20 to paragraph 30 of SFAS No.142 indicates paragraph 17 of SFAS No.131 shall be considered in determining if the components of an operating segment have similar economic characteristics.

As part of your response, please address the following matters:

- Tell us the "regional clusters" that are used for purposes of performing your goodwill and masthead impairment analysis pursuant to SFAS No.142.

- Tell us how the company's chief operating decision maker (CODM) reviews the company's performance for purposes of assessing performance and making decisions about the allocation of resources. Indicate the key measure or measures used by the CODM in assessing performance.

- Provide us with the amount of revenues and income from operations data for each of the separate "regional cluster" reporting units that were used for purposes of impairment analysis under SFAS No. 142 for each of the last three fiscal years and the subsequent interim period presented in your financial statements. In addition, tell us how the CODM uses this information.

We may have further comment upon review of your response.

GateHouse Media Inc. Interim Financial Statements for the six months ended June 30, 2006

Note 2. Stock Based Employee Compensation
(a) Stock Option Plan and Other Awards, page F-48

11. We note from your response to our prior comment 30 that you apply the fair value per share on the date of grant to the total number of options expected to vest to determine the total expected stock compensation cost. However, it is still unclear as to how you determined the total compensation cost not yet recognized for unvested awards at June 30, 2006 of $6,216. Please provide us details of the calculation of this amount, including how you determined the total expected stock

compensation costs for the shares granted in 2005 and 2006 that have not vested as of June 30, 2006 and the amount of expected forfeitures.

Also, please provide us with the computation of the $560,000 in share-based compensation expense recognized during the six months ended June 30, 2006 in connection with the restricted stock grants.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3454.

Regards,

Sara Kalin
Branch Chief - Legal

cc: Via Facsimile (212) 728-9219
        William N. Dye, Esquire
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, New York 10019